UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

Commission File Number: 333-173873

Notification of Late Filing

(Check one):	[X] Form 10-K Form 20-F ☐ Form 11-K ☐ Form 10-Q Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

PART I

REGISTRANT INFORMATION

MED-CANNABIS PHARMA INC.

Full name of Registrant

_______________________

Former Name if Applicable

2544 Tarpley Road Suite 112

Address of principal executive office (Street and Number)

Carrollton, TX 75006

City, State and Zip Code

PART II

RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Tule 12b-25(b), the following should be completed.  (Check appropriate box.) ☒ Yes ☐ No

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date.

☐	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s annual report on Form 10-K for the period ended December 31, 2014 will be filed on or before the fifteenth calendar day following the prescribed due date.  The reason for the delay is that the Registrant did not obtain all information prior to filing date and attorney and accountant could not complete the required legal information and financial statements and management could not complete Management’s Discussion and Analysis of such financial statements by March 31, 2015.

PART IV

OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification:

Garrett Vogel	214	336-8025
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MED-CANNABIS PHARMA INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	By: /s/ Garrett Vogel Garrett Vogel CFO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001)